[Jones Day Letterhead]

790809-600015	November 14, 2008

VIA HAND DELIVERY AND EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Ms. Christina Chalk, Division of Corporation Finance

Re:	Wavecom S.A.

Schedule 14D-9 filed on October 31, 2008

Amendment No. 1 to Schedule 14D-9 filed on November 7, 2008

SEC File No. 5-50760

Ladies and Gentlemen:

We are submitting this letter on behalf of Wavecom S.A. (“Wavecom” or the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 10, 2008 relating to the Company’s Schedule 14D-9, Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 (SEC File No. 5-50760) (the “Statement”) and Amendment No. 1 to the Statement. The Company is concurrently filing Amendment No. 2 to the Statement (the “Amendment”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Statement.

Also enclosed, for the convenience of the Staff, are two copies of the Amendment marked to show changes from the relevant portions of the initial filing of the Statement. In addition to the changes we have made to the Statement in response to your comments, we have also made changes (i) in order to update information and (ii) in response to separate comments made by the Autorité des marches financiers (the “AMF”), the French regulator charged with review of our French Reply Document (Note d’Information en Réponse), which is similar to the Statement.

Wavecom S.A.

SEC File No. 5-50760

November 14, 2008

Schedule 14D-9 filed on October 31, 2008

Item 4. The Solicitation or Recommendation, page 7

1. To the extent applicable, update the status of the company’s decision to “explore all possible alternative solutions,” with the assistance of its fairness advisor, Merrill Lynch.

In response to the Staff’s comment, the Company has revised the statement in the third full paragraph under Item 4 on page 4 to clarify that the Company, under the direction of its M&A sub-committee and with the assistance of Merrill Lynch Capital Markets (France) SAS (“Merrill Lynch”), is exploring alternatives (including strategic transactions and corporate defenses typically explored in the case of unsolicited offers), but that no decision has yet been made to pursue any particular alternative Please note that, to date, Merrill Lynch has not been engaged as a “fairness advisor,” but rather has been retained in the context of Gemalto’s unsolicited offer to assist the Company in exploring these alternatives.

As noted in Item 7 of the Statement, the Company has received preliminary indications of interest from third parties with respect to possible business combination transactions and have had exploratory conversations regarding such transactions. In addition, it has entered into and may continue to enter into confidentiality agreements with third parties. As contemplated by Item 7 of Schedule 14D-9 and Item 1006(d) of Regulation M-A, Wavecom’s Board of Directors has determined that further disclosure regarding the indications of interest, exploratory conversations and confidentiality agreements would jeopardize continuation of our discussions with these third parties. Accordingly, and pursuant to the Instruction to Item 1006(d)(1), the Company does not believe that further disclosure is required until an agreement in principle on a tender offer or other acquisition, if any, has been reached.

2. With respect to any analyses performed or materials received from Merrill Lynch, indicate whether any such materials have been disclosed in any other jurisdiction, including in the International Offer materials, which are not included in the company’s filing with the SEC. We may have further comments.

The Company has not disclosed in any jurisdiction any materials received from Merrill Lynch. With respect to the Company’s International Offer materials, we respectfully note that the Company has filed all such materials as Exhibits to the Statement. Please see, in particular, Exhibits 99(a)(11), English translation of the Company’s Draft Reply Document (Projet de Note d’Information en Réponse); 99(a)(11)(A), English translation of the Company’s Amended and Restated Reply Document (Note d’Information en Réponse) as filed with the Autorité des marches financiers (the “AMF”) on November 12, 2008; and 99(a)(15), English translation of the Company’s Legal, Financial and Accounting Information Document (Autres Informations) as filed with the AMF on November 12, 2008.

Wavecom S.A.

SEC File No. 5-50760

November 14, 2008

Background, page 8

3. Refer to page 10. summarize the different opinions as to the terms of a strategic combination between Wavecom and Gemalto which were asserted by the two parties’ representatives at a dinner on September 17, 2008.

In response to the Staff’s comment, the Company has revised the statement in the seventh full paragraph on page 6 to explain that the primary source of disagreement between the parties was with respect to price.

Reasons for the Recommendation, page 11

4. Refer to the comparable companies transactions listed at the bottom of page 10. Explain why these were chosen as comparable.

In response to the Staff’s comment, the Company has added disclosure starting on page 13 to explain in more detail why the comparable companies transactions were chosen. In addition, the Company has divided the comparable companies into two tiers based on type and degree of comparability. The Company has presented its analysis of each tier separately in addition to providing a blended analysis.

Interest in Securities of the Company, page 25

5. In “Intent to Tender” on page 24, you state that none of the Company’s officers or directors will tender into the Offer. However, in this section, you state that Chairman of the Board Michel Alard may sell 1,000,000 of his Shares “over the coming weeks” to raise funds for taxes. Will Mr. Alard tender into the Offer? Please clarify.

In response to the Staff’s comment, the Company has included a new statement under Item 6 on page 21 to clarify that Mr. Alard does not intend to tender into the Offer and that any additional sales will occur in the same manner as the previously disclosed sales of Shares.

The Company draws the Staff’s attention to information on page 26 of the original filing, and further informs the Staff that Mr. Alard’s wife passed away suddenly in May 2008 and, under French law, upon her death a substantial estate tax was assessed. Mr. Alard sold Shares to pay such estate taxes. In the event Mr. Alard is unable to obtain other sources of funds, he may need to continue to sell Shares to the public on Euronext to pay the estate taxes that remain outstanding. Regardless of any need to sell shares on the market to meet personal obligations, Mr. Alard has no present intention to tender his Shares into the Offer.

Wavecom S.A.

SEC File No. 5-50760

November 14, 2008

In connection with the above-captioned Schedule 14D-9 filed on October 31, 2008 and Amendment No. 1 to Schedule 14D-9 filed on November 7, 2008 of Wavecom S.A. (the “Company”) and your letter to Linda Hesse of Jones Day, dated November 10, 2008, with respect thereto, the Company acknowledges in a separate letter attached hereto that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact Linda Hesse at +33 1 56 59 39 39 or Steve Gillette at +1 650 739-3997. Thank you for your assistance.

Sincerely,

/s/ Linda Hesse

Cc:	Ronald D. Black

Chantal Bourgeat

Pierre Cosnier

             Wavecom

Renaud Bonnet, Esq.

Daniel Mitz, Esq.

Stephen Gillette, Esq.

             Jones Day